SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15 (D)
of the
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported) April 10, 2006

_____

COMMUNITRONICS OF AMERICA, INC.

(Exact name of registrant as specified in its charter)

Utah
(State or other jurisdiction of incorporation or organization)

87-0285684
(IRS Employer Identification Number)

27955 Highway 98, Suite WW
Daphne, Alabama 36526
(Address of principal executive offices)

David R. Pressler, President
Communitronics of America, Inc.
27955 Highway 98, Suite WW
Daphne, Alabama 36526
(Name and address of agent for service)

(251) 625-6427
(Telephone number, including area code of agent for service)

SECTION 2 – FINANCIAL INFORMATION

ITEM 2.02 COMPLETION OF ACQUISITION OR DISPOSITION OF ASSETS

Effective January 3, 2006, Communitronics of America, Inc., a Utah corporation (the "Company") entered into an Agreement and Plan of Reorganization (the "Agreement") among Resource Protection Management, Inc., a Texas corporation ("Resource Protection") and David R. Pressler, the majority security holder of Resource Protection ("Shareholder").

Upon the terms and subject to the conditions of the Agreement, the holders of the equity interest of Resource Protection will exchange all of Resource Protection's equity interest for a specified number of shares of the Company's common stock and preferred stock to be issued and the Company will acquire all of the issued and outstanding equity interest of Resource Protection, making Resource Protection a wholly-owned subsidiary of the Company.

The Financials of Resource Protection Management, LP were audited and the merger filed in the state of the Nevada. The new name will be RPM Advantage, Inc. (NV). The combine company will operate out of RPM corporate headquarters in Houston Texas.

SECTION 9 – FINANCIAL STATEMENTS AND EXHIBITS

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements

Toussaint & Associates

Certified Public Accountants

Independent Auditor's Report

We have audited the accompanying consolidated balance sheets of Resource Protection Management, L.P.as of December 31, 2004 & 2005 respectively and the related consolidated Balance Sheet, Income Statement, Stockholders' Equity Statement and Statement of Cash Flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Resource Protection Management, L.P. as of December 31, 2004 and 2005, and the results of its operations and its cash flows for the years ended December 31, 2004 and 2005 in conformity with generally accepted accounting principles. As discussed in Note 4, the Company has an accumulated deficit and negative working capital. These factors raise doubt about the Company's ability to continue as a going concern. The future success of the Company is dependent upon the development of a new security technology. The Company is in the process of filing for a process patent for this new technology. Management's plans regarding those matters are described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

March 17, 2006
TOUSSAINT AND ASSOCIATIES
325 Saint Paul Street, Suite 550, Dallas, Texas 75201 (214) 720-7557 fax (214) 720-2277

Resource Protection Management, L.P.
Balance Sheet

Assets	12/31/2004	12/31/2005
Current assets:		
Cash and cash equivalents	218,945	40,137
Accounts Receivable	89,866	56,480
Work in Process	64,999	64,999
Prepaid Expenses	26,468	26,657
Equipment, Furniture & Fixtures	80,433	90,000
Inventory	-	21,491
Depreciation	(80,042)	(89,131)
Total current assets	$400,669	$210,633
Total assets	$400,669	$210,633

Liabilities and Stockholders' Equity		
Liabilities:		
Accrued expenses & sundry liabilities	27,193	28,478
Accounts Payable	60,413	101,151
Notes Payable	533,500	581,810
Partner Loan	33,849	52,523
Bank LOC	118,762	101,632
Total liabilities	$773,717	$865,594
Equity:		
Beg Capital	(30,657)	(30,657)
Member Capital Investment	122,003	118,334
Member Capital Draws	(254,167)	(513,596)
Accumulated Deficit	(210,227)	(229,042)
Total shareholders' equity	($373,048)	($654,961)
Total liabilities and shareholders' equity	$400,669	$210,633

Resource Protection Management, L.P.
Income Statement

	12/31/2004	12/31/2005
Revenues:		
Security Operations & Systems	1,721,698	1,052,131
Investigations & Consulting	72,087	96,559
Other Income	115,052	33,299
Total Revenues	1,908,837	1,181,989
Cost of Goods Sold	1,311,749	803,959
Gross Profit	597,088	378,030
Expenses:		
Compensation & benefits	288,595	180,165
Occupancy	26,567	19,303
General & Administrative	292,178	197,377
Total Expenses	607,340	396,845
Net Income	(10,252)	(18,815)

Resource Protection Management, L.P.
Statement of Cash Flows

	12/31/2004	12/31/2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	(10,252)	(18,815)
Adjustments to reconcile net loss		
to net cash used by operating activities:		
Depreciation and amortization	12,067	9,089
Non-cash expenses	2,903	-
Changes in assets & liabilities:		
Accounts Receivable	218,420	33,386
Inventory	(59,786)	(21,491)
Prepaids	15,779	(189)
Accrued Expenses	(177,941)	1,285
Accounts Payable	46,259	40,738
NET CASH PROVIDED BY OPERATING ACTIVITIES	47,449	44,003
CASH FLOWS FROM INVESTING ACTIVITIES:		
Investment in Capital Assets	-	(9,567)
NET CASH USED BY INVESTING ACTIVITIES	-	(9,567)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Increase/(Decrease) in Bank Line of Credit	118,762	(17,130)
Proceeds from Partner Loan	33,849	-
Members' distributions	(468)	(263,098)
Increase/(Decrease) in Long Term Loan		
Payable	(93,243)	66,984
NET CASH USED IN FINANCING ACTIVITIES	58,900	(213,244)
INCREASE / DECREASE IN CASH	106,349	(178,808)
CASH - BEGINNING OF YEAR	112,596	218,945
CASH - END OF YEAR	218,945	40,137

Resource Protection Management, L.P.
Statement of Changes in Members' Equity

	12/31/2004	12/31/2005
Balance - Beginning of Year	(30,657)	(30,657)
Member Capital Investment	122,003	118,334
Member Capital Draws	(254,167)	(513,596)
Accumulated Deficit	(199,975)	(210,227)
Net Income / (Loss)	(10,252)	(18,815)
Balance - End of Year	(373,048)	(654,961)

Notes to the Financial Statements

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES- Business description

ResourceProtection Management, L.P. ('the company') was established in Houston, Texas in 1999. The Company provides comprehensive security solutions in the greater Houston area. The company's founder recognized that businesses were unequipped with the necessary resources within the organization to develop and implement strategic plans when it came to the issue of security. Many security companies can determine what a company needs, but they are unable to provide all the services, forcing them to outsource the work to other companies. Thus was born the idea of providing comprehensive security solutions.

- Cash and cash equivalents

The Company maintains cash balances at various financial institutions. Accounts at each Institution is insured by the Federal Deposit Insurance Corporation up to $100,000. The Company's accounts at these institutions may, at times, exceed the federally insured limits. The Company has not experienced any losses in such accounts.

NOTE 2- Property and equipment

Property and equipment are recorded at costs. Depreciation is provided for both Financial reporting and tax purposes by accelerated methods in amounts sufficient to Amortize the cost of the related assets over their estimated useful lives. Maintenance, repairs and minor renewals are charged to expense when incurred. Replacements and major renewals are capitalized.

NOTE 3 – INCOME TAXES
The Company operates as a limited partnership. Therefore, the income or loss from operations is reported on the tax returns of the members of the Limited Partnership. Federal tax provisions are not required.

NOTE 4 – LIQUIDITY
As shown in the accompanying financial statements, the Company incurred a net loss of $18,815 and has continued to accumulate an operating deficit for the year ended December 31, 2005. The Company is currently marketing its new security technology and filing it's process patent which will, if successful, mitigate these factors which raise substantial doubt about the Company's ability to continue as a going

concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence. Management intends to seek additional capital from new equity issuances that will provide funds needed to increase liquidity, fund internal growth and fully implement its business plan. Communitronics of America, Inc. and Resource Protection Management, L.P.

Combined Proforma Balance Sheet

Assets	12/31/2005
Current assets:	
Cash and cash equivalents	40,137
Accounts Receivable	56,480
Work in Process	64,999
Prepaid Expenses	26,657
Equipment, Furniture & Fixtures	90,000
Inventory	21,491
Depreciation	(89,131)
Total current assets	$210,633
Total assets	$210,633

Liabilities and Stockholders' Equity

Liabilities:	
Accrued expenses & sundry liabilities	28,478
Accounts Payable	101,151
Notes Payable	581,810
Partner Loan	52,523
Bank LOC	101,632
Total liabilities	$865,594
Equity:	
Beg Capital	(30,657)
Member Capital Investment	118,334
Member Capital Draws	(513,596)
Accumulated Deficit	(229,042)
Total shareholders' equity	($654,961)
Total liabilities and shareholders' equity	$210,633

Communitronics of America, Inc. and
Resource Protection Management, L.P.
   Combined Proforma Income Statement

	12/31/2005
Revenues:	
Security Operations & Systems	1,052,131
Investigations & Consulting	96,559
Other Income	33,299
Total Revenues	1,181,989
Cost of Goods Sold	803,959
Gross Profit	378,030
Expenses:	
Compensation & benefits	180,165
Occupancy	19,303
General & Administrative	197,377
Total Expenses	396,845
Net Income	(18,815)

Communitronics of America, Inc. and
Resource Protection Management, L.P.
  Combined Proforma Statement of Cash Flows

	12/31/2005
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	(18,815)
Adjustments to reconcile net loss	
to net cash used by operating activities:	
Depreciation and amortization	9,089
Non-cash expenses	-
Changes in assets & liabilities:	
Accounts Receivable	33,386
Inventory	(21,491)
Prepaids	(189)
Accrued Expenses	1,285
Accounts Payable	40,738
NET CASH PROVIDED BY OPERATING ACTIVITIES	44,003
CASH FLOWS FROM INVESTING ACTIVITIES:	
Investment in Capital Assets	(9,567)
NET CASH USED BY INVESTING ACTIVITIES	(9,567)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Increase/(Decrease) in Bank Line of Credit	(17,130)
Proceeds from Partner Loan	-
Members' distributions	(263,098)
Increase/(Decrease) in Long Term Loan	
Payable	66,984
NET CASH USED IN FINANCING ACTIVITIES	(213,244)
INCREASE / DECREASE IN CASH	(178,808)
CASH - BEGINNING OF YEAR	218,945
CASH - END OF YEAR	40,137

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMUNITRONICS OF AMERICA, INC.

By: David R. Pressler
David R. Pressler, President

Date: January 17, 2006